02049924

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

20 August 2002

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 09 2002 WASH, D.C. 154 SECTION

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

9/11

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

20 August 2002

Dear Shareholder

Summary financial statement

We are currently preparing the Brambles 2002 annual report and accounts. We are writing to you to let you know that in line with the practice followed by many public companies, we will be sending you a summary financial statement instead of the full report and accounts for this and future years.
We will do this as long as you are a member of the Company, unless you tell us in writing that you wish to receive the full version.

The summary financial statement for Brambles which we will be sending you will still be a comprehensive document - in fact it may seem very similar to a full annual report. Because of Brambles' particular dual listed companies structure we are normally required to produce a very lengthy annual report. The full annual report will contain financial statements for the Brambles Group (that is, Brambles Industries plc (BIP) and Brambles Industries Limited combined) as well as significant additional statutory financial information for the BIP Group (being BIP and its subsidiary undertakings) alone. We consider that this is more than most of our shareholders will want or find useful and so propose to send you a shorter document. This summary financial statement will contain the Chairman's and Chief Executive Officer's statements, all of the usual business reviews, corporate governance information (including remuneration and corporate social responsibility reports), plus the full financial statements for the Brambles Group. It will also contain brief consolidated financial information for the BIP Group rather than the full statutory details, including a summary of the BIP Group's profit and loss account, balance sheet and directors' report.

The summary financial statement will also contain a statement by BIP's auditors as to whether:

- it is consistent with the full report and accounts for the year in question;
- it complies with the requirements of section 251 of the Companies Act 1985 and the Companies (Summary Financial Statement) Regulations 1995; and
- their report on the financial statements was qualified or contained a statement under section 237 of the Companies Act 1985.

While we believe the summary financial statement is likely to be adequate for the purposes of most of our shareholders, it will not contain sufficient information to allow as full an understanding of the results and state of affairs of the BIP Group as would be provided by the full annual report and accounts. You may, of course, request a copy of the full annual report and accounts for the last financial year, free of charge, from our share registrars, Lloyds TSB Registrars.

If you would like to receive the full annual report and accounts you must complete and return the enclosed reply paid card by Thursday 12 September 2002.

If you have any questions about this, please call our registrars on 0870 600 3970.

Yours sincerely

Don Argus
Chairman

REGISTERED IN ENGLAND NO. 4134697
REGISTERED OFFICE AS ABOVE